Icebrkr

STATEMENT OF CASH FLOWS

January - December 2018

	TOTAL
OPERATING ACTIVITIES	
Net Income	-68,140.79
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Net cash provided by operating activities	**$ -68,140.79**
FINANCING ACTIVITIES	
Notes payable	38,866.47
Net cash provided by financing activities	**$38,866.47**
NET CASH INCREASE FOR PERIOD	**$ -29,274.32**
Cash at beginning of period	35,361.35
CASH AT END OF PERIOD	**$6,087.03**